Mail Stop 4561

October 18, 2007

Louis P. Huynh, Esq.
General Counsel and Corporate Secretary
Dot VN, Inc.
9449 Balboa Avenue, Suite 114
San Diego, California 92123

        Re: **Dot VN, Inc.**
                  Registration Statement on Form SB-2
                  Filed on September 17, 2007
                  File No. 333-146129

Dear Mr. Huynh:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please include a fixed price or price range on the cover page of your prospectus. We will not object if you state that the fixed price or price range will apply until your shares are the subject of quotations on the OTC Bulletin Board or an applicable exchange, at which point the shares will be sold at prevailing market prices or privately negotiated prices. Conforming changes will be required elsewhere in the document. Please tell us whether you expect your common stock to be quoted on the OTC Bulletin Board.

2. Please provide the information required by Item 201(a) of Regulation S-B, relating to the market for your common equity.

3. Please tell us why you have not included the dealer prospectus delivery advisory set forth in Item 502(b) of Regulation S-B.

4. You do not appear to have provided the disclosures required by Item 407(a) of Regulation S-B. Please explain.

Glossary of Terms, page 5

5. Rule 421 of Regulation C provides that registrants should avoid reliance on glossaries as the primary means of explaining information in the prospectus. In accordance with Rule 421, please define terms in the glossary only if the meaning is unclear from the context. In any event, please don't place the glossary in the forepart of the prospectus.

Risk Factors, page 10

We have experienced operating losses since our inception…, page 10

6. Please revise the reference to generating significant revenues in the "immediate future" appearing in the second sentence. While projections that you will achieve profitability in the near term can be appropriate in a prospectus, if they have a reasonable basis and are presented in the proper format, projections of this sort are not appropriate in the risk factors section.

We need to obtain financing in order to continue our operations, page 11

7. Please revise or eliminate the sentence stating that you believe that you will be able to secure adequate funds in the short term. Mitigating factors are inappropriate in the risk factors section.

Management's Discussion and Analysis, page 20

Critical Accounting Policies, page 22

8. Your critical accounting policies should describe more fully your estimates and assumptions that are highly uncertain or susceptible to change and the related material impact on financial condition or operating performance. These disclosures should enhance, rather than repeat, the disclosures contained in the footnotes to your financial statements. Your disclosure should discuss:

- why each estimate and assumption bears a risk of change,
- how you arrived at the estimates and assumptions, and
- the accuracy of the estimates and assumptions in the past, how each changed, and reasonably likely future changes.

For further disclosure guidance see SEC Release No. 33-8350, Section V.

Stock-Based Compensation, page 23

Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying <u>common stock</u> for option grants prior to the adoption of SFAS 123R, those used in determining the fair value of the <u>options</u> for option grants subsequent to adoption of SFAS 123R and for other equity related issuances not accounted for under APBO No. 25 or SFAS 123R. In addition, discuss consideration given to alternative factors, methodologies and assumptions.

Results of Operations, page 24

9.   There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change are not disclosed. For instance, you have disclosed that the increase in revenue for the year ended April 30, 2007 as compared to April 30, 2006 is "primarily attributable to the release of domain names which customers have previously made reservations for as well as a substantial increase in first time registrants and as well as high percentage of renewals." As another example, you disclose that the increase in operating expenses was primarily attributable to several factors. Revise your disclosures to quantify each source that contributed to a material change. We refer you to Section III.D of SEC Release 33-6835 Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations.

10.   In the next to last paragraph on page 24, you describe certain partner contracts and "additional projects." Please disclose these contracts and projects in more detail. Please also revise your projections appearing in the second sentence of that paragraph to comply with Item 10(d) of Regulation S-B.

Liquidity and Capital Resources, page 26

11.   Please revise your discussion to focus on the primary drivers of and other material factors necessary to understand your company's cash flows. In addition, discuss all known trends, events or uncertainties, which are reasonably likely to impact

future liquidity, as necessary. We refer you to Section IV of SEC Release No. 33-8350.

The Business, page 30

12.	The agreement you have filed as Exhibit 10.4 between the Viet Nam Internet Centre and Hi-Tek Multimedia, Inc. appears to have been redacted, but you do not appear to have submitted a confidential treatment request or otherwise complied with Rule 406 of Regulation C or Staff Legal Bulletin No. 1, dated February 28, 1997. Please refile the exhibit with the omitted portions included, or comply with the procedures applicable to confidential treatment requests.

13.	Please address in this section Items 101(b)(8) and (9) of Regulation S-B.

Selling Shareholders, page 44

14.	Please clarify how each selling shareholder acquired the offered shares. Please also identify the agreement pursuant to which each selling shareholder acquired those shares, and file those agreements as exhibits to the registration statement, if the agreements were executed within the past 3 years or have ongoing contractual obligations. If the agreements have already been filed as exhibits, please identify them.

15.	With respect to each selling shareholder that is not a natural person, please disclose the natural person or persons who exercise voting or investment power with respect to the shares being offered. Please also disclose whether the selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

Updating Financial Statements

16.	Update the financial statements and related disclosures pursuant to Item 310(g) of Regulation S-B. Note that we will not review the next submission if the financial statements and related disclosures do not meet the Regulation S-B requirements. We may have additional comments.

Notes to Consolidated Financial Statements

Note 4. Intangible Assets, page F-11

17.	Please tell us how your current disclosure complies with paragraphs 44 through 45 of SFAS 142. Tell us whether the acquired trademark is subject to amortization and provide the analysis utilized to arrive at your conclusion. Revise your filing accordingly.

Note 10. Convertible Notes, page F-12

18.   Tell us how you evaluated the conversion features associated with the convertible notes to determine whether either feature represented an embedded derivative that met the criteria for bifurcation under SFAS 133 or whether a beneficial conversion feature existed. Provide us with a sufficiently detailed analysis so that we may understand your application of the relevant provisions of SFAS 150, SFAS 133, EITF 00-19, D-98, 98-5, and 00-27, as applicable.

Note 11. Income Taxes, page F-13

19.   Revise your filing to provide all disclosure requirements provided for in paragraphs 43 through 49 of SFAS 109.

Note 16. Warrants, Options and Stock-Based Compensation, page F-15

20.   Revise your filing to include all disclosures required by paragraph 64 of SFAS 123(R) or specifically tell us how your current disclosures meet those requirements. Refer to paragraphs A240 and A241 for the minimum information needed to achieve the disclosure objectives of paragraph 64.

21.   Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date:

- The nature and type of stock option or other equity related transaction;
- The date of grant/issuance;
- Description/name of option or equity holder;
- The reason for the grant or equity related issuance;
- The number of options or equity instruments granted or issued;
- The exercise price or conversion price;
- The fair value of underlying shares of common stock;
- Adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;
- The total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;
- The amount and timing of expense recognition; and

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

22. Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. In general, GAAP indicates that quoted market prices are the best evidence of fair value irrespective of a thin trading market. For example, paragraph 58 of SFAS 107, *Disclosures about Fair Value of Financial Instruments*, rejects the suggestion that an active market does not exist in cases where a stock is thinly traded and states that quoted market prices, even in thin markets, are relevant measures of fair value. Please explain to us how your method of valuing your common stock complies with GAAP.

23. Expand your discussion of the input variables used in your Black Scholes calculation to include the fair value of the underlying common stock and a description of the significant factors, assumptions and methodologies used in determining the fair value.

24. As applicable, consider revising to include for each option granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts).

25. With regard to your warrants, provide us with an analysis that clearly sets forth each of the steps you followed in accounting for these instruments, including how you determined issuance and periodic fair values and how you allocated the proceeds to the individual instruments. Your response should include references to the specific literature (i.e., EITF 98-5, EITF 00-27, EITF Topic D-98, etc.) on which your accounting is based. Tell us how you evaluated the conversion features associated with the convertible preference shares to determine whether either feature represented an embedded derivative that met the criteria for bifurcation under SFAS 133 or whether a beneficial conversion feature existed. Provide us with a sufficiently detailed analysis so that we may understand your application of the relevant provisions of SFAS 150, SFAS 133, EITF 00-19, D-98, 98-5, and 00-27, as applicable.

Note 18. Stock Issuances, page F-18

26. For each issuance, tell us the number of equity instruments involved, the name of the grantee, the grantee's relationship to company and the type of services provided to the Company.

Part II – Information Not Required in the Prospectus, page 54

Item 26. Recent Sales of Unregistered Securities, page 54

27.   The option grants you disclose on page 25 do not appear to be covered in Item 26
        of the registration statement. Please explain.

28.   For every transaction you describe in this section, please clarify the exemption
        from registration upon which you are relying and the facts which make the
        exemption available. See Rule 701(d) of Regulation S-B. For example, in the
        transaction you describe as taking place on February 9, 2007, you do not cite any
        exemption. For transactions in which you are relying on Section 4(2) under the
        Securities Act, please disclose in all instances whether you issued the securities to
        accredited investors or sophisticated investors with access to information.
        Finally, please don't aggregate Section 4(2) issuances with issuances pursuant to
        Rule 701 promulgated under the Securities Act.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to the company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

        ·   should the Commission or the staff, acting pursuant to delegated authority,
                declare the filing effective, it does not foreclose the Commission from taking
                any action with respect to the filing;

        ·   the action of the Commission or the staff, acting pursuant to delegated
                authority, in declaring the filing effective, does not relieve the company from
                its full responsibility for the adequacy and accuracy of the disclosure in the
                filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jason Niethamer at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (206) 260-0111
        Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC